January 28, 2025

John McCutcheon
Chief Executive Officer
EBR Systems, Inc.
480 Oakmead Parkway
Sunnyvale, CA 94085

       Re: EBR Systems, Inc.
           Registration Statement on Form 10-12G
           Filed July 30, 2024
           File No. 000-56671
Dear John McCutcheon:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:   John Sellers, Esq.